Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	State of Incorporation/ Organization	Country
Owens & Minor Medical, Inc.	Virginia	USA
O&M Funding Corp.	Virginia	USA
Owens & Minor Trust I	Delaware	USA
Owens & Minor Distribution, Inc.	Virginia	USA
OMI International, Ltd.	N/A	British Virgin Islands
Asia Medical Supplies Company, Ltd.(1)	N/A	British Virgin Islands
Owens & Minor Schmidt Co., Ltd.(2)	N/A	Taiwan

(1)	50% owned by OMI International
(2)	100% owned by Asia Medical Supplies Company, Ltd.